Exhibit 99.2

Preliminary Results for the Three Months Ended September 30, 2024

We have not yet completed our closing procedures for the three months ended September 30, 2024. Presented below are certain estimated preliminary unaudited financial results for the three months ended September 30, 2024:

	Three months ended September 30, 2024		Three months ended September 30, 2023
	Estimated Low	Estimated High	Actual
	(unaudited, millions)
Revenue	$385.0	$400.0	$296.6
Profit before tax	76.0	79.0	47.6
Tax	20.0	20.0	15.2
Profit after tax	57.0	59.0	32.4
Adjusted Operating Profit	$78.0	$81.0	$52.9
Profit margin	15%	15%	11%
Adjusted Operating Profit Margin	20%	20%	18%
Basic Earnings per Share	$0.76	$0.79	0.44
Adjusted Earnings per Share	0.79	0.82	0.53
Diluted Earnings per Share	0.71	0.74	0.41
Adjusted Diluted Earnings per Share	$0.74	$0.76	$0.49

We believe we continue to maintain strong and prudent capital and liquidity positions.

The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date hereof. We have provided estimates because these results are preliminary and subject to change. Our actual results will not be finalized until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management’s best estimate of the impact of events during this quarter. Accordingly, you should not place undue reliance on these preliminary estimates, which should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS.

These preliminary results for the three months ended September 30, 2024 are not necessarily indicative of any future period and actual results may differ materially from those described above. You should read this information together with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in the registration statement on Form F-1 filed with the Securities and Exchange Commission on October 21, 2024 (the “Registration Statement”).

The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte LLP, has not audited, reviewed or performed any procedure with respect to this preliminary financial information, and Deloitte LLP does not express an opinion or any form of assurance on such information.

Non-IFRS Financial Measures

This excerpt contains non-IFRS financial measures, including Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Earnings per Share and Adjusted Diluted Earnings per Share. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, or any other financial information presented in accordance with IFRS Accounting Standards and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted Operating Profit

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs and (x) fair value of the cash settlement option on the Growth Shares. Items (i) to (x) are referred to as “Adjusting Items.” Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax.

We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in the Registration Statement. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

Adjusted Operating Profit Margin

We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is profit after tax divided by revenue.

Adjusted Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Earnings per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common Equity for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the operating earnings over the available share capital of the Group.

Adjusted Diluted Earnings per Share is defined as the Adjusted Operating Profit after Tax Attributable to Common equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Operating Profit, Adjusted Operating Profit Margin, and Adjusted Earnings per Share are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS Accounting Standards, and the use of the terms Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Earnings per Share may vary from others in our industry. Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Earnings per Share (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Earnings per Share (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Earnings per Share as reported by us to Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Earnings per Share as reported by other companies.

Adjusted Operating Profit, Adjusted Operating Profit Margin and Adjusted Earnings per Share have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•	they do not reflect impairment of goodwill;
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
•	Accordingly, prospective investors should not place undue reliance on Adjusted Operating Profit, Adjusted Operating Profit Margin, and Adjusted Earnings per Share.

The following table sets forth a reconciliation of (1) estimated profit after tax to estimated Adjusted Operating Profit and (2) estimated profit margin (which is estimated profit after tax divided by estimated revenue) to Adjusted Operating Profit Margin, in each case for the three months ended September 30, 2024:

	Three months ended September 30, 2024		Three months ended September 30, 2023
	Estimated Low	Estimated High	Actual
	(unaudited, millions)
Profit after tax	$57.0	$59.0	$32.4
Tax	20.0	20.0	15.2
Acquisition costs(1)	—	—	0.1
Amortization of acquired brands and customer lists(2)	1.7	1.7	0.6
Activities relating to shareholders(3)	0.1	0.1	0.9
Owner fees(4)	—	—	1.5
IPO preparation costs(5)	0.2	0.2	2.2
Adjusted Operating Profit	$78.0	$81.0	$52.9

Profit Margin	15%	15%	11%
Adjusted Operating Profit Margin	20%	20%	18%

Basic Earnings per Share	$0.76	$0.79	$0.44

Adjusted Earnings per Share	0.79	0.82	0.53

Diluted Earnings per Share	0.71	0.74	0.41

Adjusted Diluted Earnings per Share	$0.74	$0.76	$0.49

(1)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, OTCex and Cowen’s Prime Services and Outsourced Trading business.

(2)	This represents the amortization charge for the period of acquired brands and customers lists.

(3)

Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortization of acquired brands and customer lists. Given the increase of the balance in 2023, this has been reclassified out of the line item and is now presented separately.

(4)	Employer tax on vesting of the Growth Shares represents the Group’s tax charge arising from the vesting of the Growth Shares.

(5)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

Forward looking statements:

This excerpt contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this excerpt that do not relate to matters of historical fact should be considered forward-looking statements, including preliminary financial results for the three months ended September 30, 2024. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Registration Statement filed on Form F-1 with the Securities and Exchange Commission (the “SEC”) on October 21, 2024 and our other reports filed with the SEC.

The forward-looking statements made in this excerpt relate only to events or information as of the date on which the statements are made in this excerpt. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this excerpt, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.